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16021005

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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...JAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AGM Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 39th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-509-7800**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown, PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange

MAY 17 2016

RECEIVED

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

Serial No37/16

מספר רץ 37/16

AUTHENTICATION OF SIGNATURE

I the undersigned, Judith Yochpaz Notary, at 19 Brodetzky St. Tel Aviv hereby certify that on 25.2.16 there appeared before me at my office Mr. Howard Spindel whose identity was proved to me by USA PASSPORT no. 427736158 issued on 30/7/2007 And signed of his own free will the attached document marked A.

In witness whereof I hereby authenticate the signature of Mr. Howard Spindel by my own signature and seal today 25/2/16.

es paid: 194 NIS including VAT.

אימות חתימה

אני החתומה מטה יהודית יוכפז, עו״ד ונוטריונית, מרח׳ ברודצקי 19, תל-אביב, מאשרת כי ביום 25/2/16 ניצב לפני במשרדי מר האורד ספינדל שזהותו הוכחה לי על פי דרכון אמריקאי מס׳ 427736158 שהוצא ביום 30.7.2007 וחתם מרצונו החופשי על המסמך המצורף והמסומן באות א׳.

ולראיה הנני מאמתת את חתימתו של מר האורד ספינדל בחתימת ידי ובחותמי, היום 25.2.16 .

שכרי בסך 194 ש״ח כולל מע״מ שולם.

חתימת הנוטריון
Signature


נוטריון
יהודית
יוכפז
JUDITH
YOCHPAZ
NOTAIRE
NOTARY

חותם הנוטריון
Notary's Seal

A-א

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGM Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title



נוטריון
יהודית
יוכפז
JUDITH
YOCHPAZ
NOTAIRE
NOTARY

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 17-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



נוטריון
יהודית
יוכפז
JUDITH
YOCHPAZ
NOTAIRE
NOTARY

AGM SECURITIES LLC

CONTENTS


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
AGM Securities LLC

We have audited the accompanying statement of financial condition of AGM Securities LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AGM Securities LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 18, 2016

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

AGM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash	$	447,895
	$	447,895
LIABILITY AND MEMBER'S EQUITY		
Liability:		
Due to Parent	$	131,783
Member's equity		316,112
	$	447,895

See accompanying notes to financial statement

AGM SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. Nature of business and summary of significant accounting policies

Nature of Business

AGM Securities LLC (the "Company"), a wholly-owned Subsidiary of AGM Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of private placement of securities and corporate finance advisory services.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking revenues also include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees and related expenses are recorded at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, it is a disregarded entity for tax purposes and does not pay any taxes. The Company does not reflect any taxes in its financial statements. The Company's income or loss is taken into consideration in the tax returns of its Parent's owner.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was approximately $316,000, which was approximately $216,000 in excess of its minimum requirement of $100,000.

3. Exemption from Rule 15c3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

4. Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, the Company pays a monthly administrative fee for utilizing certain resources of the Parent. The Company was charged $120,000 for the year ended December 31, 2015 under the Agreement. As of December 31, 2015, approximately $132,000 of these expenses remain payable to the Parent.

5. Concentrations

The Company maintains its cash balance in one financial institution. The Company does not consider itself to be at risk with respect to its cash.